SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Acquisition of the Petrochemical Assets of The Ipiranga Group
José Carlos Grubisich
March 2007

Forward-lookingStatements

This presentation contains forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of Braskem's management. The words "anticipates", "wishes", "expects", "estimates", "intends", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements. Although Braskem believes that expectations and assumptions reflected in the forward -looking statements are reasonable based on information currently available to Braskem's management.

Forward-looking statements included in this presentation speak only as of the date they are made (December 31, 2006), and the Company does not undertake any obligation to update them in light of new information or future developments.

Braskem shall not be responsible for any transaction or investment decisions that are taken based on information included in this presentation.

Our Vision

To become Latin America's leader in thermoplastic resins	To rank amongst the TOP 10 global petrochemical companies in market capitalization

Strategic Drivers Growth with value creation

Expand production and sales outside of South America, becoming a global leader in PP	Strengthen market leadership in Brazil through consolidation in the local market, capturing synergies

Leverage Braskem's production chains and Brazil's alternative sources of raw materials by broadening its portfolio of products and services	Consolidate market position in key products in Latin America and guarantee competitive sources of raw material

Strategic Drivers Main projects

Implementation of an International distribution network Investment opportunities in the Americas	Politeno's acquisition Acquisition of the Petrochemical Assets of the Ipiranga Group (Ipiranga and Copesul) Debottleneckings in PE and PVC New PP plant in Camaçari

Capacity increases in isoprene and paraxylene Converging from MTBE to ETBE Hidrocarbonic resins Green polymers	Petroquímica Paulínia Venezuela Projects: PP plant Jose Olefins Complex - 1st and 2nd generation

Braskem The largest petrochemical company in Latin America

Gross Revenue	Net Revenue	EBITDA
US$ 9.9 Billion	US$ 7.8 Billion	US$ 1.4 Billion

NetDebt / Ebitda	Assets
2.6 x	US$ 10.3 Billion

Note: Unaudited pro-forma 2006 figures

Braskem Consistent improvement leveraged by the acquisition

* Pro forma - includes Ipiranga and Copesul's figures for 2006

The Transaction Step by step

STAGE 1	Ultrapar acquires the stake of the controlling shareholders

STAGE 2	Tag along to ordinary shares from CBPI, DPPI and RIPI

STAGE 3	Tender offer for the delisting of Copesul

STAGE 4	Ultrapar incorporates preferred shares of CBPI, DPPI and RIPI

STAGE 5	Ultrapar hands over the petrochemical assets to Braskem / Petrobras

The Transaction Step by step - Braskem's financial effort

STAGE 1	Braskem disbursement : US$ 309 million Liabilities (100%) : US$ 532 million Management of the assets

STAGE 2	Braskem disbursement : US$ 131 million

STAGE 3	Braskem disbursement : US$ 413 million Petrobras disbursement : US$ 275 million

STAGE 4	Ultrapar holds 100% of CBPI, DPPI and RIPI total capital

STAGE 5	Ultrapar hands over 60% of IQ stake to Braskem and 40% to Petrobras Braskem disbursement : US$ 279 million

Braskem Potential to increase multiples (EV/EBITDA)

  Transaction Multiple: 6.2x
Acquired Asset + Debt	US$ 2,415 MM	Acquisition EBITDA (Ipiranga + 55% of Copesul)	US$ 390 MM

* Analysts' average for 2007

Source: Citigroup, JP Morgan and Bear Stearns

Ipiranga Petroquimica Profile Complementary businesses

  Ipiranga Petroquímica:

   • Leader in HDPE: 38% market share

   • Capacity utilization rate in 2006:

         • 89% for PE

         • 81% for PP

    • More than US$ 300 million in exports - around 40% of total volume

   • Production technology in PP: Spheripol (same as in Petroquímica Paulínia)

   • Production technology in PE (HDPE): Hostalen - the only one in Brazil

    • Technology & Innovation Center - 7 new resins launched in 2006

5 units 550 kt de PE 180 kt de PP

Net Revenue: R$ 2 billion

Ebitda: R$ 184 million

Copesul Profile Integration coupled with opportunity of capturing synergies

  Copesul:

   • 2nd Largest raw material unit in Latin America

   • 85% of ethylene and 100% of propylene supplied to Ipiranga and Braskem

   • 440 kt of aromatics production capacity

   • 58% of imported raw material - naphtha and condensate

   • Storage capacity of naphtha/condensate - 2 times larger than Braskem

   •  More than US$ 300 million in exports - around 15% of total volume -
       50% in Latin America

Production: 1.25 million t of ethylene 0.6 million t of propylene

Net Revenue: R$ 6.4 billion

Ebitda: R$ 1.1 billion

Braskem: Increased scale with improved profitability

  Ethylene Production Capacity: 1.3 MM tons - 2.5 MM tons
  Resins Production Capacity: 2.3 MM tons - 3.1 MM tons
  Market share higher than 50% in all resins

Largest Petrochemical Company in Latin America

* Unaudited pro-forma figures

Braskem: even more strengthned position of leading producer in the region ...

  More than 10 million tons of petrochemical and chemical products in 2008, with 5.6 being of ethylene and resins.

Source: CMAI and Braskem 2007

coupled with industry leadership for all the resins

Source: Braskem/ Brazilian Association of Chemical Industry - 2006

Braskem: positioned among the largest petrochemical companies in the world

  Braskem's Ebitda is the 7th highest in the world among petrochemical companies*

*Braskem estimates. 2005 results only in petrochemical businesses of mentioned companies

Braskem: Improvement of the quality of the business

  Strengthening of partnership with Petrobras

  Improved profitability and EBITDA

  Expansion of product portfolio, consolidating the leading position in its respective segments

  Combination of product portfolio, specially in HDPE

  Client base expansion and supply of value-added services based on Innovation & Technology structure

  Full integration between 1st and 2nd generation, leading to improved competitiveness

  Greater operational flexibility
  Improvement of the supply chain management

    Greater flexibility when acquiring naphtha

Braskem Solid financial structure: financial leverage almost intact

  Increased scale combined with a more robust balance sheet boosts growth and internationalization opportunities
US$ million	Braskem Financial Efforts	Net Debt (1) (2)	EBITDA (1)	Net Debt / Ebitda (x)
12/31/2006		2,111	764	2.76
STAGE 1	731	2,842	1,394	2.04
STAGE 2	131	2,973	1,394	2.13
STAGE 3	413	3,386	1,394	2.43
STAGE 5	279	3,665	1,394	2.63

(1) unaudited pro-forma 2006 figures
(2) Does not include changes in working capital
Stage 1 includes debt assumption of US$ 422 million

18A

Braskem Solid financial structure: financial leverage almost intact

  Increased scale combined with a more robust balance sheet boosts growth and internationalization opportunities

Fitch confirms BB+ Positive Outlook for Braskem

"Fitch expects the company to be able to increase significantly free cash flow generation, which would allow a significant improvement in credit metrics needed for Braskem´s rating to migrate to an
Investment Grade category."

18B

Capture of Synergies Efficient model to capture synergies

• Commercial

    - Complementary products portfolio, especially HDPE - Client base integration

    - Export contracts optimization

• Industrial

    - Operational flexibility - Shared maintenance services

    - Improvement in energy efficiency

• Fiscal and tax optimization

• Supply chain

    - Gain of scale in procurement

    - Logistic optimization

• Competitive management model with potential to improve quality and productivity through the exchange of best practices

• Possibility of new DBN's in the Southern Complex

Synergies potentialized by new investment opportunities in the Southern Petrochemical Complex

Capacity increase in PP and PE Copesul capacity increases	Investments of around R$ 700 million

Braskem: next steps in the implementation of its strategy of Growth with Value Creation

(1) JV with Petrobras
(2) JV with Pequiven Source: Braskem

Growth with value creation

  Consistent strategy since the creation of Braskem: proven implementation capacity

  Larger scale leverages growth and internationalization projects already identified

  Strengthened leadership position in thermoplastic resins markets in Latin America

  Full integration between 1st and 2nd generations with increase in competitiveness

  Strong growth potential within next 5 years: production capacity may increase from 10 to 14 million tons, including the 90% increase in the resins production capacity from current 3.1 to 5.8 million tons

  Consolidation of the partnership model with Petrobras

  Solid financial structure preserved

  100% tag-along for all shareholders and best corporate governance practices

Social and environmental responsibility

Acquisition of the Petrochemical Assets of The Ipiranga Group José Carlos Grubisich March 2007

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.